July 27, 2012

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:  Mr. Justin Dobbie

Re:                             Standard Parking Corporation
Revised Preliminary Proxy Statement on Schedule 14A
And Documents Incorporated by Reference
Filed July 19, 2012
File No. 000-50796

Dear Mr. Dobbie:

On behalf of Standard Parking Corporation (the “Company” or “Standard Parking”), set forth below are responses to the letter of comment from the Staff of the Division of Corporation Finance (the “Staff”), dated July 25, 2012 (the “Proxy Letter”), relating to the above referenced Revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”).  For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Revised Preliminary Proxy Statement.

Attached hereto for your review are marked copies of the pages of the Revised Preliminary Proxy Statement containing the changes made in response to the Proxy Letter (and conforming changes to the selected unaudited pro forma condensed combined financial information).  Each such change will be reflected in the Company’s Definitive Proxy Statement on Schedule 14A to be filed with the Securities and Exchange Commission.

Risk Factors, page 14

Third parties may terminate or alter existing contracts with Central Parking, page 21

1.                                      We note your revised disclosure in response to our prior comment 6 that “Central Parking reviewed its top 50 leases based on amounts derived from Central Parking’s EBITDA for the fiscal year ended September 2011 for change of control provisions.”  Please revise to quantify the relative size of the top 50 leases by percentage of total revenue, contribution to EBITDA or otherwise.

Response:

The section entitled “Risk Factors” on Page 21 of the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

Unaudited Pro Forma Combined Financial Information, page 130

Notes to the Unaudited Pro Forma Combined Financial Information, page 137

Notes to Unaudited Pro Forma Combined Statement of Operations, page 145

2.                                      Reference is made to note (4), footnote (b) on page 147.  We note that the calculation of interest related to the $200,000 revolving credit facility is based upon a utilization of $78,525, however, note (F) on page 143 and page 131 indicate that $72,900 will be borrowed.  Please revise your filing to reconcile this discrepancy.

Response:

The utilization of $78,525 referenced in note (4), footnote (b) on page 147 has been revised to $72,900 to reconcile the discrepancy.

3.                                      We note your response to our prior comment 18.  Please revise footnote (6) and (7) to separately quantify the pro forma adjustment amounts related to (1) the elimination of historical revenue and cost of parking services on the owned real property and (2) the recognition of the revenue and cost of parking services on those owned properties that have been converted to leased real property as if they had operated under the lease agreements or for a management fee as if they had operated under management agreements during the period.

Response:

The notes to the Unaudited Pro Forma Combined Statement of Operations have been revised in response to the Staff’s comment.

4.                                      We note your response to our prior comment 19.  In this regard, please note that the statutory tax rate should be used to calculate the income tax effect of pro forma adjustments.  Please refer to instruction 7 of Article 11-02 of Regulation S-X and revise accordingly.

Response:

In response to the Staff’s comment, the calculations of the income tax effect of the pro forma adjustments have been revised to reflect Central Parking’s statutory tax rates for the relevant periods.

We believe the responses above fully address the comments contained in the Proxy Letter.  If you have any questions regarding the attached changes to the Revised Preliminary Proxy Statement or the above responses, please contact the undersigned at 312-902-5493.  Thank you for your prompt attention to this matter.

Very truly yours,

/s/ Mark D. Wood

Mark D. Wood

Enclosures

cc:                                Mr. James A. Wilhelm, President and Chief Executive Officer

Mr. G. Marc Baumann, Executive Vice President and Chief Financial Officer

Mr. Robert Sacks, Executive Vice President and General Counsel